SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

SECURITI

17006173

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68762 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DDNY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison Street, Suite 2600
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jules Pomerantz 312-450-8607
(Area Code — Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Jules Pomerantz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Capital, LLC ______, as of December 31 , 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

"OFFICIAL SEAL"
Joanne A. Dziekan
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/14/18

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

☐ (1) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

**HOULIHAN CAPITAL, LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2016**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

**HOULIHAN CAPITAL, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

**HOULIHAN CAPITAL, LLC**

## TABLE OF CONTENTS

**HOULIHAN CAPITAL, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

## Report of Independent Registered Public Accounting Firm

The Board of Directors of
Houlihan Capital, LLC

We have audited the accompanying statement of financial condition of Houlihan Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2017

## HOULIHAN CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 280,502 |
| Accounts Receivable | | 7,500 |
| Other assets | | 2,970 |
| | $ | 290,972 |
| **LIABILITIES & MEMBER'S EQUITY** | | |
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | | 52,833 |
| **COMMITMENTS AND CONTINGENGIES** (Notes 3 and 4) | | |
| **MEMBER'S EQUITY** (Note 2) | | 238,139 |
| | $ | 290,972 |

The accompanying notes are an integral part of the financial statements.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

**The Company**

Houlihan Capital, LLC (the "Company" or "HCAP"), formed as a Nevada limited liability company on August 6, 2010, is a specialized investment banking firm that provides merger and acquisition advisory services, private placement and capital raises, liquidity solutions, transactional advisory, secondary market advisory and trading services. The Company is a wholly-owned subsidiary of Houlihan Capital Holdings, Inc. ("HCH"), a Nevada corporation. The Company became licensed as a broker-dealer with the Securities and Exchange Commission ("SEC") on July 6, 2011 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

**15c3-3 Exemption**

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

**Cash and Cash Equivalents**

The Company considers money market funds with a maturity of three months or less to be cash equivalents.

**Income Taxes**

The Company is a limited liability company for income tax purposes and, accordingly, income or loss of the Company flows through to HCH.

**Revenue Recognition**

The Company records revenues and related expenses that are related to securities transactions on a trade date basis. In connection with the Company's investment banking activities, revenues and any related expenses are recognized when earned in accordance with the applicable agreements. Other income is recognized as earned.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTES TO FINANCIAL STATEMENTS
*(concluded)*

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2016 the Company had net capital and net capital requirements of $227,669 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.23 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

HCH entered into a Settlement Agreement and Release ("Settlement Agreement") with an owner of HCH whereby the Company pays the individual a fixed monthly amount pursuant to the terms of the Agreement. The Company paid the individual $9,000 under this Agreement for the year ended December 13, 2016.

The Company occupies office space which is leased by HCH. The Company is charged on a month to month basis for approximately 10% of the entire amount of the rent. Total rent expense of $24,597 was charged to operations during the year ended December 31, 2016.

HCH pays a significant portion of general overhead expenses on behalf of the Company and is reimbursed by the Company for such expenses. During the year ended December 31, 2016, the Company reimbursed HCH for indirect overhead support costs of $40,820.

The Company held intercompany balances due to and from HCH and other affiliates during the year. The distribution to HCH of $1,019,210 during the year ended December 31, 2016 represents a reduction of an intercompany receivable due from HCH and was not settled in cash.

### *NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISKS*

In the Company's investment activities, the Company may receive securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2016.

The Company's financial instruments, including cash and cash equivalents, accounts receivable, other assets, and accounts payable, are carried at amounts which approximate fair value due to the short-term nature of those instruments.

### *NOTE 5 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.